

December 6, 2011

Via E-mail
Ben M. Palmer, Vice President and CFO
RPC, Inc.
2801 Buford Highway
Suite 520
Atlanta, Georgia 30329

> **Re:** **RPC, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed March 4, 2011**
> **File No. 1-08726**

Dear Mr. Palmer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Exhibit 31 – Section 302 Certifications

1.   We note that the Section 302 certifications filed with your Form 10-K are dated March 4, 2010. Please revise to provide currently dated Section 302 certifications. Refer to Rule 13a-14 or Rule 15d-14(a) of the Exchange Act.

Exhibit 32 – Section 906 Certifications

2.   We note that the certifications furnished pursuant to Section 906 of the Sarbanes-Oxley Act make reference to your Form 10-K for the period ended December 31, 2009 (i.e., rather than the period ended December 31, 2010). In addition, the signatures provided by

your officers are dated March 4, 2010. Please file a full amendment to your Form 10-K to address the deficiencies in these certifications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandy Eisen at (202) 551-3864 or me at (202) 551-3311 if you have any questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief